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                                                                 EXHIBIT (a)(10)


FOR IMMEDIATE RELEASE
---------------------

January 7, 1999

Investor Contacts:

Holmes Products Corp.
Ira Morgenstern
Senior Vice President - Finance
508/634-8050


            HOLMES PRODUCTS CORP. ANNOUNCES EARLY TERMINATION OF THE
              WAITING PERIOD UNDER THE HART-SCOTT-RODINO ANTITRUST
                      IMPROVEMENTS ACT OF 1976, AS AMENDED

      Milford, Massachusetts - January 7, 1999 - Holmes Products Corp. ("Holmes") announced today that the Federal Trade Commission ("FTC") granted early termination of the waiting period under The Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, applicable to the tender offer by Holmes' wholly owned subsidiary, Moriarty Acquisition Corp. for all outstanding shares of Common Stock of The Rival Company ("Rival").

      As previously announced, the tender offer is being made pursuant to the terms of a Merger Agreement among Holmes, Moriarty Acquisition Corp., and Rival. The offer and withdrawal rights will expire at 12:00 midnight, New York City time, on January 25, 1999, unless the offer is extended.

      Affiliates of Berkshire Partners LLC, Holmes' current majority stockholders, are awaiting the FTC's approval regarding the acquisition of additional common stock of Parent in connection with the financing of the acquisition, which approval is expected prior to the expiration date.

      Holmes is a leading developer, manufacturer and marketer of quality branded home comfort products, including fans, heaters, humidifiers and air purifiers. In addition, Holmes markets and distributes dehumidifiers and a variety of decorative and home office lighting products, as well as various replacement filters and accessories for its products. Holmes' net sales for the year ended December 31, 1997 were $192.2 million, and for the nine months ended September 30, 1998 were $157.6 million.


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      Rival is a leading designer, manufacturer and marketer of a variety of products including small kitchen and personal care appliances such as Crock-Pot(R) slow cookers, can openers and massagers; products for the home environment including space heaters, air purifiers, showerheads, utility pumps, humidifiers and fans; and building supply and industrial products such as household ventilation, door chimes, ceiling fans and industrial fans. Rival's net sales for its fiscal year ended June 30, 1998 were $376.9 million.

      Some of the statements in this press release may be considered forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking information is inherently subject to risks and uncertainties, which include, but are not limited to, the successful and timely completion of this transaction, the effective integration of Rival into Holmes and the overall economic, market, and industry conditions, as well as the risks described from time to time in reports filed by Holmes and Rival with the Securities and Exchange Commission, including their most recently filed Form 10-K and Form 10-Q reports. Should any such risks or uncertainties materialize, or underlying assumptions prove incorrect, actual results or outcomes may vary materially from those anticipated.

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